

Crew Gold Corporation

Fast Growing Mid-Tier Producer,
Ambition to become Major

Jan Vestrum Chief Executive Officer

January 2006



Forward-Looking Statements

This presentation and its enclosures and appendices (hereinafter jointly referred to as the "presentation") have been prepared by Crew Gold Corporation Ltd. ("Crew" or the "Company") exclusively for information purposes. This presentation has not been reviewed or registered with any public authority or stock exchange. Recipients of this presentation may not reproduce, redistribute or pass on, in whole or in part, the presentation to any other person.

The distribution of this presentation and the offering, subscription, purchase or sale of securities issued by the Company in certain jurisdictions is restricted by law. Persons into whose possession this presentation may come are required by the Company to inform themselves about and to comply with all applicable laws and regulations in force in any jurisdiction in or from which it invests or receives or possesses this presentation and must obtain any consent, approval or permission required under the laws and regulations in force in such jurisdiction, and the Company shall not have any responsibility or liability for these obligations. This presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

In relation to the United States and U.S. Persons, this presentation is strictly confidential and is being furnished solely in reliance on applicable exemptions from the registration requirements under the U.S. Securities Act of 1933, as amended (the "US Securities Act"). The shares of the Company have not and will not be registered under the U.S. Securities Act or any state securities laws, and may not be offered or sold within the United States, or to or for the account or benefit of U.S. Persons, unless an exemption from the registration requirements of the U.S. Securities Act is available. Accordingly, any offer or sale of shares in the Company will only be offered or sold (i) within the United States, or to or for the account or benefit of U.S. Persons, only to qualified institutional buyers ("QIBs") in private placement transactions not involving a public offering and (ii) outside the United States in offshore transactions in accordance with regulations. Any purchaser of shares of the Company in the United States, or to or for the account of U.S. Persons, will be deemed to have made certain representations and acknowledgements, including without limitation that the purchaser is a QIB.

This presentation includes "forward-looking" statements (defined in section 27a of the US Securities Act and section 21e of the U.S. Securities and Exchange Act of 1934 as all statements other than statements of historical facts) including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives for future operations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or, as the case may be, the industry, to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate. Among the important factors that could cause the Company's actual results, performance or achievements to materially differ from those in the forward-looking statements are, among others, the competitive nature of the markets, technological developments, government regulations, changes in economical conditions or political events.



Company snapshot

Production & Exploration

Crew Minerals AS

Nalunaq, *Greenland (83%)*

Apex, Philippines *(72.5%)*

Guinor, Guinea *(85%)*

Barberton, *S. Africa (20%)*

Hwini Butre, *Ghana*
Crew - 7% St Jude, (1.2% GS) stock

Seqi Olivine (Greenland)
Royalty $1/t, min $1mpa

Hurdal Molybdenite *(No)*

Mindoro Nickel *(Philippines)*

Pamplona Sulphur *(Phil.)*

Stock Exchanges & ticker code:	**TSE, OSE : "CRU"**
Shares outstanding:	**324 million (453 f.d.)**
Average trading volume YTD:	**10 million shares/day**
Recent shareprice:	**NOK 11.00/USD 1.66**
Market Cap.:	**USD 750 million (f.d)**

January 2006



CREW

Delivering on Strategy

Current Crew Management

Gold Production

1980 — Incorporation

1997 — Metorex Investment (50%)

1999 — Mindex acquisition

2002 — New management

2003 — Restructuring and refocusing on gold (100 koz)

- Sale of Metorex
- Acquisition of Barberton (20%)
- FInancing Nalunaq gold mine start-up

2004 — Apex acquisition (72.8%) (300 koz)

- Acquisition of 72.8%, mandatory offer for remaining shares
- Upgrading and restarting of plant and mining operations
- Sale of Seqi

2005 — Guinor acquisition (600 koz)

17th October Crew made all cash offer for 100% of Guinor Gold Corporation at C$1.50/share

12th December Crew Announced 94% acceptance of Offer by Guinor shareholders and concluded deal, Mandatory bid for remaining shares to be completed by end of February

The Offer was financed by equity and debt

January 2006

Share Price



Gold Equity Relative Performance
January 2003 to Present
Crew Gold
Intermediate Producers
Senior Producers
Junior Producers
Development Companies
Spot Gold
Relative Return (%)
850%
750%
650%
550%
450%
350%
250%
150%
50%
-50%
Jan-03
May-03
Sep-03
Jan-04
May-04
Sep-04
Jan-05
May-05
Sep-05
Jan-06
Return Over Period
Crew Gold 605%
Intermediate Producers 141%
Senior Producers 113%
Development Companies 83%
Junior Producers 63%
Spot Gold 58%

Source: BMONesbitBurns

Share Volumes



Share Price
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
25,000
20,000
15,000
10,000
5,000
0
Traded Volumes (000)
07/01/2003
19/05/2003
24/09/2003
04/02/2004
17/06/2004
21/10/2004
28/02/2005
12/07/2005
15/11/2005
Date

Source: Pareto Securities

Corporate Milestones 2006 - 2008

- Increasing Gold Production over period
  - Lefa 50 to +320 koz
  - Apex 0 to ~200 koz
  - Nalunaq 81 to 100 koz
- Quarterly Drilling and Resource Growth
- Improving Efficiencies
- Mindoro Deal
- Separating Crew Minerals
- Additional Project Development







Corporate Targets

		2005	2006	2007	2008
Reserves	koz	2 386	3 300	4 000	4 400
M & I Resources[1]	koz	4 135	5 300	6 300	7 000
Inferred Resources	koz	3 693	3 800	3 900	4 400
Production[2]	koz	131	220+	595	660
Cash Costs[2]	$/oz	391	315	225	226

Notes

All forecasts made for Calendar years (Crew currently reports June year end)

2005 figures are pro-forma for calendar year and estimated and unaudited only

Stated as 100 % Ownership - Nalunaq 82.5%, Lefa 85%, Apex 72.5%, Barberton 20%

43 101 compliance; M & I Resources include Reserves, Future Reserves and Resources based on expectation of exploration results.

1) Includes Apex historical M&I of 155 koz – MGB (Phil); Nalunaq - Snowden 2005

2) Production and Cash Cost are mid-ranges for 2006 and 2007 as there are production ramp up uncertainties, see project notes

January 2006

Long Term Production Targets

Attributable Gold Production (000 oz.)*

Exploration and production upside

Exploration and production upside

- LEFA Project (85.0%)
- Barberton (20%)
- Apex (100%)
- Nalunaq (82.5%)

Source: Crew Gold / Guinor Gold / Pareto Securities ASA estimates.
Nalunaq, Apex and LEFA accounted for 100% basis, Barberton at its 20% equity stake
LEFA and Barberton forecasts are based on reserves, Apex forecast is based on historical data,
Nalunaq forecast is based on new inferred resources

January 2006

Lefa Project (Guinor)

		2005	2006	2007	2008
Reserves	koz	2 277	3 000	3 700	4 000
M & I Resources	koz	3 464	4 500	5 500	6 000
Inferred Resources[1]	koz	828	1 100	1 400	2 000
Production[2]	koz	50	+50	360	340
Cash Costs[3]	$/oz	497	350-400	210	235

Notes

Stated as 100 % Ownership (Lefa 85%)

2005 figures are pro-forma for calendar year and estimated and unaudited only

43 101 compliance; Resources include Reserves, Future Reserves and Resources based on expectation of exploration results.2005 Independent Verification RSG Global

1) Inferred Resource increase planned from regional exploration programs

2) 2006 Production dependent on timing of start up of CIP plant in 4Q06 per BFS

3) Lefa BFS Cash Cost Target Adjusted for increase in Fuel Prices

January 2006



Lefa Project (Guinor)

Milestones

•2nd ship Kelian Plant, Conakry	January 06
•Drilling Results	March 06
•Annual Resource Statement	March 06
•Commissioning	December 06
•Full Production	March 07

Apex Project

		2005	2006	2007	2008
Reserves	koz	0	180	250	350
M & I Resources	koz	156	200	300	400
Inferred Resources[1]	koz	1 868	1 400	1 300	1 300
Production[2]	koz	0	50-80	150	200
Cash Costs	$/oz	0	250	200	180

Notes

Stated as 100 % Ownership (Apex 72.5%)

2005 figures are pro-forma for calendar year and estimated and unaudited only

43 101 compliance; Resources include Reserves, Future Reserves and Resources based on expectation of exploration results. 2005 third party Resource estimates and statements being verified by Snowden

1) Inferred Resource does not include 1.0 Moz of gold in Porphyry deposits

2) 2006 high end production dependent on new mining equipment availabilities and grades from current drill program

January 2006

CREW

Apex Project

Milestones

•New Drilling Results	January 06
•Start of Initial Production	Feb-March 06
•Commissioning 500tpd Plant Operation	March 06
•SAG Mill shipping from US	March 06
•Preliminary Resource Statement	March 06
•Mining Results, new fleet expansion	June 06
•Increased Production	September 06
•Commissioning 2000tpd Plant Operation	December 06

Nalunaq Project

		2005	2006	2007	2008
Reserves	koz	0	50	100	100
M & I Resources	koz	292	300	300	300
Inferred Resources	koz	948	1 200	1 100	1 000
Production	koz	81	104	100	100
Cash Costs[1]	$/oz	326	+/-300	+/-270	260

Notes

Stated as 100 % Ownership (Nalunaq 82.5%)

2005 figures are pro-forma for calendar year and estimated and unaudited only

43 101 compliance; Resources include Reserves; Future Reserves and Resources based on expectation of exploration results, 2005 Resource Independently Verified by Snowden

1) Cash cost dependent on availability of new mining equipment and impacts on stope width & grade, and timing of treatment plant decision.

January 2006

Milestones

- Results of Snowden Optimisation Study   February 06

- Plans for optimisation   March 06

- Long term Treatment decision   March 06

- Efficiency and Operational Results   June 06

- Improved Cash Cost and Production Results   June 06

- Drilling and Resource Results   March 06

- Drilling and Resource Results   September 06

January 2006

CREW

Mindoro Nickel Project

Several parties have expressed strong interest in participation, a deal with a major is pending,

Saprolite Drilling & Analysis

Additional Metallurgical Testwork

Definitive Feasibility Study

Key Project Data*	
Meas & Indic Resources	73 mill t
In situ average Ni-grade	0.94% Ni
Inferred Resources	135 mill t
Projected Annual prod	60,000 t Ni
Estim. Opex (PFS 1998)	USD 1.35 /Lb Ni
Estim Capex (2005)	USD 1.300 mill

* Data in table are estimates only - measured and indicated resources have been independently verified by IMC (AUS)


0m NE
150m NE
200m NE
250m NE
300m NE
350m NE
400m NE
450m NE
500m NE

Geo-radar profile showing limonite (green), saprolite (blue) and bedrock (red) boundaries

January 2006



Strengthened Management Team

Jan Vestrum
President & CEO

Jon Steen Petersen
Senior Vice President Exploration

James Cole
Chief Financial Officer

Simon Booth
Vice President, Operations

Brian Clive Spratley
Vice President, Project Development

Trevor Schultz
President African Operations

David Attewill
Director, Asian Operations

Andrew Pardy
Chief Geologist, African Operations

Erik Andersen
General Manager, Nalunaq Gold Mine

January 2006

Portfolio of Other Assets

Interests in other mineral projects diversifies investment risk

Minerals

– Mindoro Nickel Project, Philippines

– Pamplona Sulphur project, Philippines

– Hurdal Molybdenum Project, Norway (Drilling underway)

– Royalty on Seqi Olivine project, Greenland
(US$1.0 million minimum annually beginning in 2008)

Other Gold

– 20% interest in Barberton gold mine in South Africa

– 100% of gold exploration properties in Greenland and Norway

– 1.2% shareholding in Golden Star Resources (Hwini Butre, Ghana)

Crew Gold has and will deliver

- Crew commenced gold production strategy in 2003, by putting Nalunaq into production

- Acquired Lefa & Apex mid-tier assets by 2005

- Consolidation as gold producer in 2006

- Growth Ambition to become gold major in short term

- Added value from Crew Minerals assets





For more information, contact us at
enquiries@crewgold.com

Appendix – Project Slides

Additional Project Information on the
Crew Gold and Crew Minerals
Projects

Further Information from;

enquiries@crewgold.com

Abbey House
Wellington Way
Weybridge
Surrey
England
KT13 0TT
0044 1932 268 755 (Phone)
0044 1932 268 756 (Fax)

LEFA, Guinea

Located in Guinea, where Guinor has been present since 1983

Guinor has operated a gold mine on site since 1995

Long life potential in world-class gold province

4.3 million oz resource (2005 all categories) including 2.3 million 2P reserves

LEFA corridor still in early stage exploration, and constitutes only 10% of total 2,500 km^2 tenement

New CIL plant takes production from 50,000 oz to 320,000+ oz from 2007 onwards

Initial production Q4 2006















LEFA Located in Prolific Gold Province

SENEGAL
GAMBIA
GUINEA BISSAU
Sadiola/Yatela
Loulo
LEFA
MALI
NIGER
Niamey
Siguiri
AngloGold Ashanti
Ouagadougou
Siguiri
Kalana
Syama
Bauxite
CBG
Iron Ore
BHP
Iron Ore
Rio Tinto
BENIN
Conakry
Freetown
SIERRA LEONE
COTE D'IVOIRE
GHANA
TOGO
LIBERIA
Ity
400 kilometers
250 miles
Obuasi
Afema
Accra
Abidjan
North Atlantic Ocean
Tarkwaian sediments
Birimian sediments
Birimian volcanogenics
Granitic rocks
Archean
Gold mines
Major gold deposits

LEFA - Siguiri Comparison Table

	LEFA	Siguiri *
Reserves	2.3 M oz	2,0 M oz
Resources	4.3 M oz	5,1 M oz
Tonnage per annum (M tonnes)	6 M	10 M
Mine life based on reserves	7 years	6 years
Ozs produced per annum	320,000 oz	330,000 oz
Recovered grade (g/t)	1.5 g/t	1.1 g/t
US$ Cash cost/oz (including royalty)	US$254/oz	US$212/oz

• *Based on Anglo Ashanti Quarterly Financial Statement June 2005, and addition disclosures that the Reserves are now 3.5 M oz giving a life of 15 years at the Denver Gold Conference.*

Apex Gold Mines – Philippines

- New organization being implemented.

- Exploration and development drilling program underway

- Plant refurbishment for start up by early 2006 on a 500 tpd basis commenced

- Plans for underground mining to support 2,000 tpd production at ~8 g/tonne by end of 2006. Equipment constraints may delay

- Apex expected to produce in excess of 150,000 oz from 2007

Key Project Data:	
Ownership (aggregate)	72,5%
Indicated Resources*	155,000 oz
Ave. grade (MGB report)*	9.15 g/t Au
Inferred Resources*	1,801,000 oz
Gold in Cu-resource	1,088,000 oz

*Historical Resources being re-confirmed by drilling sampling and independent consultants



Apex Gold Veins and Cu-Au Porphyries



Gold Veins
Mill site
1 Km
Cu-Au Porphyry deposits
Initial target veins
THERESA CU ORE BODY
KURAYAO CU-AU ORE BODY
MAPULA CU-AU ORE BODY
KANARUBI CU-AU ORE BODY
QUIAMONAN CU-AU PROSPECT
SOUTH PAG-ASA CU-AU PROSPECT
COPPER 26 PROSPECT
WAGAS VEIN
MASARITA VEIN
DON CALIXTO VEIN
DON ALBERTO VEIN
DON MARIO VEIN
ST. VINCENT VEIN
ST. FRANCIS VEIN
BUNLANG VEIN
MANGANESE VEIN
MASARA VEIN
JESSIE VEIN
SANDY VEIN
53000 E
54000 E
55000 E
56000 E
57000 E
58000 E
23000 N
22000 N
21000 N
20000 N

CREW

Apex Exploration and Drilling






22 7:16

–Verification and Expansion Resource drilling commenced with five drill machines.

–Drilling is initially in 100 x 50 m grid with 50m in-fill where required

–Initial 9,000 meters program expected finished by year-end with additional 10.000 m drilling planned each quarter in 2006 and 2007

–Four targets selected for initial study: Don Fernando, Don Joaquin-Fernando-Mario (W) Saint Benedict vein and Bonanza Vein (E)

–Individual target areas measure 800-1000 m along strike and over 300 m down dip. All veins are open ended down dip, along strike and even perpendicular to strike because of common splay structures

–Open Pit and Porphyry targets to follow in 10 000 m per quarter program

- Outcrop mapping and sampling
- Systematic core drilling
- Airborne geophysical survey

CREW

Apex Mining Operations

- Underground development to start immediately in two mine areas
- Four mines ultimately to be developed for 500 tpd production each using manual methods until trackless equipment can be sourced
- Increased mechanisation of underground operations planned


21 9:12


22 6:54



Apex Plant refurbishment plan





- – Initial operation using "clean" ore where new test work supports efficient CIL extraction at 500 tpd capacity

- – Crusher at the mine site will free space at the plant site for clean up and refurbishment of the processing facilities

- – Rehabilitation of flotation circuit and larger Cyanide circuits for 2000 tpd capacity

- – Introduction of SAG mill plus change from CIL to CIP after flotation, to separate cyanidation and carbon absorption and increase efficiency to over 2000 tpd

Nalunaq Gold Mine AS, Greenland

- Greenlands first gold mine opened in 2004 and fully developed by Crew

- 93,000 ounces produced since start. 70,000 t resource inventory drilled and ready for mining

- Production near steady-state. Procedures for cost reduction and increased recovery now being implemented

- Independent Resource verification by Snowden show significant additional resources

Key Project Data:	
Total Indicated Resources	298 000 oz
Total Inferred Resources	966 000 oz
Grade	18-21 g/t
CAPEX	USD 18 million
Accum. exploration inv.	USD 38 million
Annual production	100 - 120,000 oz







Nalunaq Gold Mine AS, Greenland



Trace of Nalunaq Main Vein

1150m

850m

Upper and Mountain Blocks

Level 300

Level 450

Level 400 **Target Production Area**

South Block

Valley Block


Nalunaq Resource Development Plan



South Block: New drilling results







- 38 new holes have been drilled in <u>South Block</u> and 8 holes in <u>Upper Block</u>, totaling over 8,000 meters

- Drilling results show erratic values because of nugget effect (as in Target Block)

- Notable high-grade results include 122 g/t and 3,777 g/t Au over 0.5 m and 0.8 m resp. in the Upper Block and 117 g/t over 0.5 m in Target Block West. Many intercepts in South Block over 100 g/t

Nalunaq Resource Base



Target Block Indicated Resources	298 000 oz
Target Block Inferred Resources	201 000 oz
Other Blocks Inferred Resources	765 000 oz
Total	1,264 000 oz
(Snowdon Sept 2005)	

–Exploration Drilling in 2005 highly successful

- new total for Nalunaq resources increased to 1.264.000 Oz. Verified by Snowdon.

–Final design of 700 tpd treatment plant completed. Permit applications submitted and implementation plans now being finalized

Mindoro Nickel Project (MNP)

–MOU signed with Chinese Jilin Jien Ni- company about development of MNP.

– Several other parties have expressed strong interest in participation

–Bulk testwork for HPAL and ATM leach processing to be conducted at Lakefield Lab Australia and in China in parallel

–Additional resource definition work being planned

–Potential plant site and land-based tailings option identified by local municipalities

Key Project Data*	
Meas & Indic Resources	73 mill t
In situ average Ni-grade	0.94% Ni
Inferred Resources	135 mill t
Projected Annual prod	60,000 t Ni
Estim. Opex (PFS 1998)	USD 1.35 /Lb Ni
Estim Capex (2005)	USD 1.300 mill

* Data in table are estimates only - measured and indicated resources have been independently verified by IMC (AUS)



Geo-radar profile showing limonite (green), saprolite (blue) and bedrock (red) boundaries

Mindoro Nickel Project: Large tonnage



MINDORO
NICKEL PROJECT
GEOLOGICAL MAP
LEGEND:
LATERITE
ULTRAMAFICS
SCHIST
ALLUVIAL
SWAMP
LOWER KISLUYAN AREA
AGLUBANG AMA-IVB-97
AGLUBANG MPSA No. 167-2000-IV
UPPER KISLUYAN AREA
ALAG-AG AREA
ALAG-AG AMA-101
SHABO AREA
AGLUBANG AMA-103
BURABOY AREA
KAPAWA AREA
SCALE: 1:70,000 M



MINDORO
NICKEL PROJECT
SAMPLE LOCATION MAP
LEGEND:
COMPLETED DRILL HOLES
AGLUBANG AMAIVB-97
AGLUBANG MPSA No.167-2000-IV
AGLUBANG AMA-103
AGLUBANG AMA-101
SWAMP
LOWER KISLUYAN AREA
UPPER KISLUYAN AREA
ALAG-AG AREA
SHABO AREA
BURABOY AREA
KAPAWA AREA

Geological map of the license area showing drill sites. Current M&I Resources are derived only from the Lower Kilsuyan Area. Extensive resource upside exist in the remaining parts of the concession

Enhancements in Ni - technology





–Introduction of atmospheric leaching (ATML) of Saprolite ore

–Phased construction

–Significant improved leaching in Saline Slurry (using seawater)

–Use of Saprolite for downstream acid neutralisation

–Improved plant design from better understanding of factors that affected early Australian HPAL plants.

–New HPAL-plant successfully commissioned in the Philippines by Sumitomo group

4-Staged project development


Typical Nickel Laterite
Top Soil
Laterite zone
(Limonite-)
Saprolite zone
Serpentinite
(Bedrock)

1 stage: 2-autoclave PAL-plant and mixed sulphide products ~ 20,000 tpy Nickel

2. stage: ATM-plant and Saprolite neutralization for mixed sulphide products & 1. train acid plant: +15,000 tpy Nickel

3. stage: Additional 2-autoclaves PAL-unit and 2. train acid plant for mixed sulphides: +25,000 tpy Ni

4. stage: LME metals circuit for 60,000 tpy Nickel plus ammonium and cobalt credits

Hurdal Molybdenum, Norway

- Historical Resource by Norsk Hydro at 200 million tonnes at 0.14% MoS_2
- New Resource potential being evaluated by drilling.
- Drilling commenced
- Metal prices record high - has increased 1500% since 2000
- Moly now used extensively in oil-gas pipeline manufacture
- Location near large European Market which has no Molybdenum production
- Potentially long life in fully developed infrastructure with strong local support

Key Project Data:	
Resources	n/a Mt
Grade	n/a % MoS_2
CAPEX	n/a
Annual production	2-5 Mt/year
Cash cost	n/a
Current price	+30 $/lb


Geology of the Nordli area, Hurdal.
Geology legend
Granophyre
Quartzeye alkali granite
Alkali granite porphyry
Alkali granite
Alkali quartz syenite
Biotite granite porphyry
Biotite granite aplite
Biotite granite
Intrusive breccia
Pyroclastics / ignimbrites
Hornblende biotite syenite
Nordmarkite
Monzonite
Late syenite dykes
py-ser border
Scale: 1:35,000
Projection: WGS84, UTM Zone 32
Original paper version: Norsk Hydro, 1980-82.
Digitized version: Crew Minerals AS, 2005.

Pamplona Sulphur, Philippines

- Large Low-cost sulphur source can be a significant advantage for Mindoro Nickel Project

- Attractive alternative to importing sulphur from Canada & Saudi Arabia

- Competitive resource due to proximity and high bulk rates

- Potential as a stand-alone supplier for local fertilizer industry

Key Project Data:	
Resources	60 Mt
Grade	30% S
CAPEX	n/a
Estimated production	2 - 4 Mt/year
Cash cost	n/a
Current price	USD 60-80/t

